EXHIBIT 99.1


ASML Investor Relations Advisory

July 3, 2003

Re: Track Maintenance, Spare Parts and Product Supply Business Sale

Relative to ASML's December 2002 decision to terminate its track activities please be advised that ASML has reached an agreement with Rite Track, West Chester, Ohio, for the sale of their 8X and 9X series wafer track spare part supply and maintenance service business. This will allow ASML to meet its commitment to customer support of the installed base of previous generation track systems by transferring these activities to an experienced company with a world wide product support network. The sales agreement also includes a transfer of intellectual property rights giving Rite Track the ability to manufacture both 8X and 9X track products. For additional details please see Rite Track's (www.ritetrack.com) July 2, 2003 press release.